June 6, 2019

Robert D. Bondurant
Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

       Re: Martin Midstream Partners L.P.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 000-50056

Dear Mr. Bondurant:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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